January 25, 1997



Re:  Decade Companies Income Properties ("DCIP")

Dear Limited Partners:

     We have received materials from Arnold Leas, an ex-employee of Decade, who has stated that he will be presenting a proposal to the limited partners to replace the general partner of DCIP with one of his companies. Although he initially made this promise on November 12, he has not yet sent a proxy statement, but he may in the future. Nevertheless, because I feel deeply about the Decade family of partnerships, I want you to know the following information about Arnold Leas so that you are informed of what he has done:

     * Leas and his company, Wellington Management Corporation ("WMC"), are the advisor to the Wellington Properties Trust, a real estate investment trust ("REIT") that Leas formed. That REIT, according to the latest financials publicly available, does not even cash flow. We do not believe he would do better with DCIP.

     * Leas engaged in self-interested transactions. As shown in the REIT's prospectus, the REIT buys most of its properties from Leas affiliated entities. Leas even pays fees to one of his other entities when he buys a property for the REIT from one of his affiliated entities.

     * In fact, his REIT paid $1.89 million in March 1994 for a Madison, Wisconsin property that was appraised less than a year earlier for $1.775 million. In short, the REIT paid more for this property than the appraisal price. Another Leas entity was paid $115,000 as a brokerage commission for arranging that sale. Would you pay $100,000 over the appraised amount for any property?

     * Leas represented in a Wellington prospectus filed with the Wisconsin Commissioner of Securities and distributed to investors that an officer of WMC (who is a relative) was "...associated with the law firm of Fried, Frank, Harris, Shriver & Jacobson, New York, New York, specializing in mergers and acquisitions, securities regulation and corporate finance."
          (Emphasis added) In fact, Leas subsequently admitted in pending litigation in the federal court that this officer had only served as a paralegal. We believe this is the type of liberty with the truth that you should not have to endure.

     * Leas has stated in a prior communication, and elsewhere, that he typically achieves an 8% to 12% cash return on investor's dollars. In fact, Leas admitted in discovery responses in litigation in federal court that 8% to 12% includes a return of the investors' capital. This is returning their invested cash and implying that it is all income.

     * Under Leas management, the REIT has lost nearly $467,000 (after depreciation) for the first nine months of 1996. Even after excluding depreciation, the REIT lost approximately $117,000. The year earlier it lost $171,000 (after depreciation) for the same period.
          Even after excluding depreciation, the REIT still lost $33,000. The REIT is losing money at an increasing rate and we believe WMC would also harm DCIP.

     * If Leas were to succeed in his takeover attempt, he could cause all of DCIP's loans to be declared in default. We don't believe it is in your best interests to have the loans accelerated and be immediately due. DCIP could even lose its favorable rates and have to pay higher interest rates and other financing costs.

     * Leas attempted a roll-up (a forced consolidation) in some equipment leasing partnerships that failed because investors wanted to be paid cash and he would not pay cash. He does not want to pay cash for your DCIP Interests either.

     * We understand that Leas has spent over $100,000 so far to try to take over your Partnership. He's not doing that out of the goodness of his heart. He has also caused DCIP to spend monies on legal costs. He even expects to spend more and wants your Partnership to repay him. We believe this is wrong and not in the best interests of DCIP partners.

     In our opinion, Leas is not a suitable individual to be a general partner of DCIP. Do not be fooled. We must end his efforts.

     The Fair Price Provision Amendment is a way for you to protect yourself. We urge all limited partners to return their consents for the Fair Price Provision Amendment as soon as possible. If we have not received your consent, another one is enclosed. The consent solicitation will expire on February 4, 1997 (unless extended by DCIP). We urge you to vote "For" the Fair Price Provision, as described in the proxy statement, dated January 4, 1997.

                              Yours truly,



                              Michael G. Sweet
                              Partnership Manager


Enclosure